SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 3)*
Golar LNG Limited
(Name of Issuer)
Common Shares, par value $1.00 per share
(Title of Class of Securities)
G9456A100
(CUSIP Number)
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 7, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,923,859 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,923,859 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,923,859 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.68%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 1,531,000 Common Shares (as defined below) underlying call options currently exercisable and 58,439 Common Shares underlying convertible bonds currently exercisable, as further described in Item 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,119,786 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,119,786 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,119,786 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.03%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 401,800 Common Shares underlying call options currently exercisable and 16,115 Common Shares underlying convertible bonds currently exercisable, as further described in Item 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,817,317 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,817,317 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,817,317 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.67%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 1,067,200 Common Shares underlying call options currently exercisable and 40,165 Common Shares underlying convertible bonds currently exercisable, as further described in Item 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,817,317 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,817,317 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,817,317 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.67%

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 1,067,200 Common Shares underlying call options currently exercisable and 40,165 Common Shares underlying convertible bonds currently exercisable, as further described in Item 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,944,762 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,944,762 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,944,762 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.68%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 1,060,859 Common Shares underlying convertible bonds currently exercisable, as further described in Item 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,805,721 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,805,721 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,805,721 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8%

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 3,000,000 Common Shares underlying call options currently exercisable and 1,175,575 Common Shares underlying convertible bonds currently exercisable, as further described in Item 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,805,721 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,805,721 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,805,721 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 3,000,000 Common Shares underlying call options currently exercisable and 1,175,575 Common Shares underlying convertible bonds currently exercisable, as further described in Item 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,805,721 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,805,721 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,805,721 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8%

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 3,000,000 Common Shares underlying call options currently exercisable and 1,175,575 Common `Shares underlying convertible bonds currently exercisable, as further described in Item 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,805,721 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,805,721 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,805,721 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8%

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 3,000,000 Common Shares underlying call options currently exercisable and 1,175,575 Common Shares underlying convertible bonds currently exercisable, as further described in Item 6.

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned on January 28, 2020, as previously amended by Amendment No. 1 and Amendment No. 2 (“Amendment No. 2” and collectively, the “Schedule 13D”) with respect to the Common Shares, par value $1.00 per share (the “Common Shares”), of Golar LNG Limited, a Bermuda corporation (the “Issuer”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
The Reporting Persons paid the following to acquire the Common Shares reported as beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund:
(i)	$47,120,590 in connection with the purchase of Common Shares;
(ii)
$5,700,000 in connection with the purchase of certain call options which are currently exercisable into Common Shares and are beneficially owned by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund; and

(iii)
$28,392,339 in connection with the purchase of certain convertible bonds which are currently exercisable into Common Shares and are beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund.

The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a)            The aggregate percentage of Common Shares reported owned by each person named herein is based upon 108,875,805 Common Shares outstanding as of the date hereof, which is the total number of Common Shares outstanding as reported on Bloomberg, plus, with respect to certain persons named herein, the number of Common Shares underlying currently exercisable convertible bonds held by such persons as indicated below.  The total number of Common Shares underlying currently exercisable convertible bonds held by the persons named herein in the aggregate is 1,175,575.
As of the date hereof:
The Onshore Fund may be deemed to have beneficially owned 2,923,859 Common Shares, including 1,531,000 Common Shares underlying call options currently exercisable and 58,439 Common Shares underlying convertible bonds currently exercisable, the Offshore Master Fund may be deemed to have beneficially owned 1,817,317 Common Shares, including 1,067,200 Common Shares underlying call options currently exercisable and 40,165 Common Shares underlying convertible bonds currently exercisable, the Thebes Master Fund may be deemed to have beneficially owned 2,944,762 Common Shares, including 1,060,859 Common Shares underlying convertible bonds currently exercisable, and the Wavefront Fund may be deemed to have beneficially owned 1,119,786 Common Shares, including 401,800 Common Shares underlying call options currently exercisable and 16,115 Common Shares underlying convertible bonds currently exercisable, constituting approximately 2.68%, approximately 1.67%, approximately 2.68% and approximately 1.03%, respectively, of the outstanding Common Shares.
The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to have beneficially owned the 1,817,317 Common Shares, including 1,067,200 Common Shares underlying call options currently exercisable and 40,165 Common Shares underlying convertible bonds currently exercisable, beneficially owned by the Offshore Master Fund, constituting approximately 1.67% of the outstanding Common Shares.

LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund may be deemed to have beneficially owned the 8,805,721 Common Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund, including 3,000,000 Common Shares underlying call options currently exercisable and 1,175,575 Common Shares underlying convertible bonds currently exercisable, constituting approximately 8% of the outstanding Common Shares.
Luxor Capital Group, as the investment manager of the Luxor Funds, may be deemed to have beneficially owned the 8,805,721 Common Shares owned in the aggregate by the Luxor Funds, including 3,000,000 Common Shares underlying call options currently exercisable and 1,175,575 Common Shares underlying convertible bonds currently exercisable, constituting approximately 8%  of the outstanding Common Shares.
Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 8,805,721 Common Shares beneficially owned by Luxor Capital Group, including 3,000,000 Common Shares underlying call options currently exercisable and 1,175,575 Common Shares underlying convertible bonds currently exercisable, constituting approximately 8%  of the outstanding Common Shares.
Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 8,805,721 Common Shares owned by Luxor Management, including 3,000,000 Common Shares underlying call options currently exercisable and 1,175,575 Common Shares underlying convertible bonds currently exercisable, constituting approximately 8% of the outstanding Common Shares.
Item 5(c) is hereby amended and restated to read as follows:
(c)            The transactions effected by the Reporting Persons since the filing of Amendment No. 2 are set forth on Schedule B attached hereto.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows:
As of the date hereof, the Reporting Persons (other than the Thebes Master Fund) have purchased over-the-counter market American-style call options referencing an aggregate of 3,000,000 Common Shares, of which 1,500,000 have an exercise price of $15.00 and 1,500,000 have an exercise price of $17.50, all of which expire on January 15, 2021.  The call options are currently exercisable.
As of the date hereof, the Reporting Persons (other than the Thebes Master Fund) have entered into certain cash-settled swap agreements with unaffiliated third party financial institutions (the “Swaps”). The Swaps held by the Reporting Persons represent economic exposure to an aggregate of 3,033,693 Common Shares, representing approximately 2.79% of the outstanding Common Shares.  The Swaps provide the Reporting Persons with economic results that are comparable to the economic results of ownership, but do not provide the Reporting Persons with the power to vote or direct the voting or dispose of or direct the disposition of the Common Shares that are the subject of the Swaps (such shares, the “Subject Shares”). Taking into account the Subject Shares, as applicable, the Reporting Persons have economic exposure to an aggregate of 11,839,414 Common Shares, representing approximately 10.87% of the outstanding Common Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.
As of the date hereof, the Reporting Persons have purchased convertible bonds referencing an aggregate of 1,175,575 Common Shares, which have a conversion price of $37.0474 and mature on February 15, 2022.  The convertible bonds are currently exercisable.
On January 27, 2020, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on the Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 to the Schedule 13D and is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  December 9, 2020
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE B
TRANSACTIONS IN THE SECURITIES OF THE ISSUER EFFECTED BY THE REPORTING PERSONS SINCE THE FILING OF AMENDMENT NO. 2

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Transactions

LUXOR CAPITAL PARTNERS, LP

Common Shares	47,700	7.31	10/15/2020
Common Shares	30,330	7.31	10/15/2020
Common Shares	17,600	7.42	10/15/2020
Common Shares	24,869	7.98	10/26/2020
Common Shares	2,200	8.00	10/27/2020
Common Shares	57,200	8.16	10/27/2020
Common Shares	20,800	7.41	10/28/2020
Common Shares	(14,600)	8.30	10/29/2020
Common Shares	(5,264)	8.32	10/29/2020
Common Shares	29,800	7.64	11/4/2020
Common Shares	(6,900)	9.07	11/9/2020
Common Shares	(99,006)	9.20	11/9/2020
Common Shares	(25,500)	9.03	11/9/2020
Common Shares	(7,700)	9.15	11/10/2020
Common Shares	(936)	9.06	11/10/2020
Common Shares	(42,323)	9.03	11/10/2020
Common Shares	(4,382)	9.04	11/11/2020
Common Shares	(20,000)	9.95	11/23/2020
Common Shares	(31,605)	10.03	11/23/2020
Common Shares	(9,601)	9.94	11/23/2020
2.75% Convertible Bond1	(234,000)	90.00	12/9/2020

LUXOR WAVEFRONT, LP
2.75% Convertible Bond2	(63,000)	90.00	12/9/2020

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

Common Shares	(20,200)	8.97	12/4/2020
Common Shares	(321,848)	9.27	12/4/2020
Common Shares	(16,942)	9.30	12/7/2020
Common Shares	(93,410)	9.15	12/7/2020
Common Shares	(153,183)	9.12	12/7/2020
Common Shares	(325,759)	9.34	12/8/2020
2.75% Convertible Bond3	(161,000)	90.00	12/9/2020

THEBES OFFSHORE MASTER FUND, LP

2.75% Convertible Bond4	600,000	81.00	10/16/2020
Common Shares	(45,195)	8.86	10/22/2020
Common Shares	(125,213)	8.76	10/22/2020
Common Shares	210,800	7.58	10/28/2020
Common Shares	163,448	7.52	10/28/2020
Common Shares	(15,000)	7.94	11/3/2020
Common Shares	(30,880)	8.03	11/3/2020
Common Shares	(5,030)	7.90	11/3/2020
Common Shares	(11,500)	8.27	11/5/2020
Common Shares	(700)	8.98	11/13/2020
Common Shares	(95,634)	9.02	11/16/2020
Common Shares	(185,573)	9.26	11/18/2020
Common Shares	(67,155)	9.32	11/19/2020
Common Shares	(6,100)	9.52	11/19/2020
Common Shares	(45,000)	9.30	11/19/2020
Common Shares	(35,600)	9.45	11/19/2020
Common Shares	(63,100)	9.50	11/20/2020
Common Shares	(118,185)	10.18	11/24/2020
2.75% Convertible Bond5	(2,000,000)	87.25	11/25/2020
Common Shares	26,353	$8.50	12/3/2020
2.75% Convertible Bond6	(2,250,000)	89.75	12/3/2020
2.75% Convertible Bond7	(1,000,000)	90.00	12/3/2020
2.75% Convertible Bond8	(2,542,000)	90.00	12/9/2020

1 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $ 234,000 for a conversion price of $37.0474 as described above.
2 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $63,000 for a conversion price of $37.0474 as described above.
3 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $161,000 for a conversion price of $37.0474 as described above.
4 Represents the purchase of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $600,000 for a conversion price of $37.0474 as described above.
5 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $2,000,000 for a conversion price of $37.0474 as described above.
6 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $2,250,000 for a conversion price of $37.0474 as described above.
7 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $1,000,000 for a conversion price of $37.0474 as described above.
8 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $2,542,000 for a conversion price of $37.0474 as described above.